ADIRA ENERGY LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on Wednesday, May 30, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 AM, Eastern Time, on Monday, May 28, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00VALD

Appointment of Proxyholder

I/We, being holder(s) of Adira Energy Ltd. hereby appoint(s): Alan Friedman, or failing this person, Dennis Bennie, or failing this person

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Adira Energy Ltd. to be held at Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, on Wednesday, May 30, 2012 at 9:00 AM (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Qualifications and Duty of Care for Directors and Officers The passing, with or without variation, of a resolution amending the by-laws of the Corporation (the **"By-laws"**) to include additional qualifications and duties of care for the Directors of the Corporation.	☐	☐
2. Outside Directors The passing, with or without variation, of a resolution amending the By-laws to require the appointment of outside Directors of the Corporation.	☐	☐
3. Internal Auditor The passing, with or without variation, of a resolution amending the By-laws to require the appointment of an internal Auditor of the Corporation.	☐	☐
4. Acquisition of Shares in the Corporation The passing, with or without variation, of a resolution amending the By-laws to add certain provisions governing special tender offers, purchases of a control block or control and the forced sale of shares of the Corporation.	☐	☐
5. Derivatives and Class Actions The passing, with or without variation, of a resolution amending the By-laws to include provisions relating to derivative actions and class actions.	☐	☐
6. Shareholder Rights to Convening of Meetings The passing, with or without variation, of a resolution amending the By-laws to provide shareholders with additional rights to convene shareholder meetings.	☐	☐
7. Voting Paper The passing, with or without variation, of a resolution amending the By-laws to provide that shareholder meeting materials must include "voting papers" as required under section 39A of the Israeli Companies Law, 5759-1199.	☐	☐
8. Division of Power Between Chairman and CEO The passing, with or without variation, of a resolution amending the By-laws to create a division of power between the CEO and Chairman of the Board positions.	☐	☐
9. Additional Requirements for Audit Committee The passing, with or without variation, of a resolution amending the By-laws to include additional audit committee formation and governance requirements.	☐	☐
10. Shareholder Right to Access The passing, with or without variation, of a resolution amending the By-laws to provide shareholders with additional document access rights.	☐	☐
11. Transaction Approvals The passing, with or without variation, of a resolution amending the By-laws to require additional approvals for certain interested party transactions.	☐	☐
12. Director and Officer Indemnity The passing, with or without variation, of a resolution amending the By-laws to include Director and Officer indemnity provisions.	☐	☐
13. Appointment of Co-chairs The passing, with or without variation, of a resolution amending the By-laws to allow for the appointment of co-chairmen of the board.	☐	☐
14. Definitions, Title, Companies Act Amendments & Paramountcy The passing, with or without variation, of a resolution amending the By-laws to include certain definitions required for other by-law amendments, paramountcy provisions and amendments related to the prior bylaw amendment resolutions.	☐	☐
15. Amendment of Stock Option Plan The passing, with or without variation, of a resolution amending the stock option plan of the Corporation to comply with the requirements for listing on the Tel Aviv Stock Exchange.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

041532 AR0 AOLQ

00VAME